UNITED STATES



                     SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C.  20549





                                  Form 6-K





Pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934




                                August 7, 2000



                      Commission File Number: 33-75176




                                 Consoltex Inc.


                                 New Brunswick


                       (I.R.S. Employer Identification No.)


          8555 route Transcanadienne, Saint-Laurent, Quebec  H4S 1Z6


                               (514) 333-8800

NOTICE OF CHANGE OF AUDITOR


(a) On August 7, 2000, upon the recommendation of the Board of Directors of Consoltex Inc. (the "Corporation"), the shareholders decided not to reappoint the firm of PricewaterhouseCoopers
    LLP ("PWC") as auditors of the Corporation. In their place, effective the same date, the shareholders engaged the firm of Deloitte & Touche LLP as the auditors of the Corporation for the fiscal year ending December 31, 2000.

(b) PWC's report on the Corporation's financial statements for the fiscal years ended December 31, 1999 and December 31, 1998 contained no adverse opinion or disclaimer of opinion nor were they qualified as to uncertainty, audit scope or accounting principles.

(c) In connection with the prior audits for the fiscal years ended December 31, 1999 and December 31, 1998, there have been no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure.

(d) The Corporation did not consult with Deloitte & Touche LLP ("DT") with regard to any matter concerning the application of accounting principles to any specific transactions, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Corporation's financial statements.

(e) The Corporation has requested that each of PWC and DT review the disclosures contained herein and furnish it with a letter addressed to the Commission stating whether or not they are in agreement with the above statements. A copy of said letters both, dated August 7, 2000 are filed as Exhibits 16-1 and 16-2 to this Form 6-K.

ITEM 7 - FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND
         EXHIBITS.

(a)  Exhibits

     Exhibit 16-1.  Letter from PricewaterhouseCoopers LLP

     Exhibit 16-2.  Letter from Deloitte & Touche LLP




                               SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


CONSOLTEX INC.


Date: August 7, 2000


                                           /s/Paul J. Bamatter
                                           =========================
                                           Paul J. Bamatter
	                                     Vice-President and
                                           Chief Financial Officer
 	                                     Consoltex Inc.

Exhibit 16-1


                      PricewaterhouseCoopers LLP
                     1250 Rene-Levesque Blvd. West
                            Suite 3500
                       Montreal, Quebec  H3B 2G4



August 7, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549



Gentlemen:

We have read the Form 6-K dated August 7, 2000 of Consoltex Inc. and are in agreement with the statements contained in paragraphs
(a) through (c) and paragraph (e). We have no basis to agree or disagree with other statements of the registrant contained therein.



                                   /s/PricewaterhouseCoopers LLP
                                   ==============================
                                   PricewaterhouseCoopers LLP

Exhibit 16-2


                            Deloitte & Touche LLP
                             1 Place Ville-Marie
                                  Suite 3000
                          Montreal, Quebec  H3B 4T9


August 7, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549



Gentlemen:


We have read the Form 6-K dated August 7, 2000 of Consoltex Inc.
and are in agreement with the statements contained in paragraphs (a),
(d)and (e). We have no basis to agree or disagree with other statements of the registrant contained therein.



                                        /s/Deloitte & Touche LLP
                                        ===========================
                                        Deloitte & Touche LLP